UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at May 13, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 423
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: May 14, 2008

Print the name and title of the signing officer under his signature.

    Ste. 423- 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON ANNOUNCES $80 MILLION SILVER SALE
AGREEMENT WITH SILVER WHEATON

May 13, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon" or the "Company"), is pleased to announce that the Company and its wholly owned subsidiaries have entered into an arrangement with a subsidiary company of Silver Wheaton Corp. ("Silver Wheaton") to sell up to 75% of the silver produced from the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico.

Under the agreement, Silver Wheaton will pay $80 million in cash to Farallon in the following stages: a $15 million payment upon signing, a $15 million payment upon the completion of certain formalities in Mexico (expected to take one week) and a $50 million payment in a series of pre-arranged installments over the next few months. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

A portion of the funds from Silver Wheaton will be used to retire the Company's Bridge Facility, with the balance used for the completion of construction and startup working capital for the Company's G-9 Project.

The Company's financing plan, as outlined in Farallon's March 21, 2007 news release, which mandated NM Rothschild and Sons Limited to arrange a US$70 million facility, is unchanged.

Dick Whittington said: "We are very pleased to have completed this transaction with Silver Wheaton, which will greatly assist us in our plans to complete the G-9 Project. Silver Wheaton is the largest public mining company with a 100% of its operating revenue from silver production and we are extremely pleased with the establishment of this new relationship.

This is an exciting time for the Company and its shareholders. We are now fully funded to production at G-9, which coupled with recent exploration successes, positions the Company to deliver on both of its corporate objectives: to advance G-9 to production and to find another G-9."

Farallon is advancing the G-9 Project through a parallel track program. Exploration drilling is expected to further confirm the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place concurrently, with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. (Dick) Whittington

J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.